

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Parashar Patel
President and Chief Executive Officer
Resgreen Group International, Inc.
14614 East 9 Mile Road
Eastpointe, MI 48021

> **Re: Resgreen Group International, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 18, 2020**
> **File No. 24-11297**

Dear Mr. Patel:

We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed August 18, 2020

General

1.   Disclosure in Part I, Item 4 of the Form 1-A indicates that you are offering 35 million shares of common stock at $0.10 per share, whereas disclosure in Part II, Item 1 of the Form 1-A indicates that you are offering 43,750,000 shares of common stock at a price range between $0.05 and $0.08 per share. Please reconcile the disclosures. Additionally, note that if you include a price range in the offering statement, you must use the midpoint of that range to respond to Part I, Item 4 of the Form 1-A. Please revise.

Risk Factors, page 7

2.   We note Section 6 of Exhibit 4.1. Please disclose whether this provision is intended to apply to claims arising under the Securities Act or Exchange Act. If so, please revise to describe the provision and the risk that it presents to investors. For example, discuss whether the provision results in increased costs to bring a claim, limited access to

information, and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. Also revise to discuss any uncertainty related to whether a court would enforce the provision.

Use of Proceeds, page 16

3. Please reconcile the amount of offering expenses disclosed here with the amount on the offering circular cover page.

Preferred Stock, page 20

4. Please reconcile the reference here and throughout the offering circular to 100 votes per share of preferred stock with the reference on page 43 and Exhiibt 2.3 to 1,000 votes per share of preferred stock. Also revise the table on page 33 to reflect ownership of the preferred stock.

Exhibit 12.1
Legality Opinion, page 1

5. Address each of these items in a revised legality opinion:
   - the purpose of the reference to Green Stream in the first paragraph is unclear; and
   - remove the reference to selling securityholders in the fourth paragraph as there are no selling securityholders.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Kistler